UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-16417

NuStar Energy L.P.

(Exact name of registrant as specified in its charter)

8111 Westchester Drive, Suite 400

Dallas, Texas 75225

(214) 918-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units

(Title of each class of securities covered by this Form)

8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

7.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

9.00% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

7.625% Fixed-to-Floating Rate Subordinated Notes due 2043

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Units: Two (2).

Pursuant to the requirements of the Securities Exchange Act of 1934, NuStar Energy L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NUSTAR ENERGY L.P.

	By:	Riverwalk Logistics, L.P., its general partner By: NuStar GP, LLC, its general partner

Date: May 13, 2024	By:	/s/ Dylan A. Bramhall
	Name:	Dylan A. Bramhall
	Title:	Chief Financial Officer